06009008

AB 6/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 3 0 2006 WASH, D.C. 208

SEC FILE NUMBER
8- 50979

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coldbrooke Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 Main Street, #700
(No. and Street)

Irvine CA 92614
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary L. Kaltenbach (949) 794-1041
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlson & Smith, LLP
(Name – *if individual, state last, first, middle name*)

21900 Burbank Blvd #200, Woodland Hills CA 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Gary L. Kaltenbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coldbrooke Financial Services, Inc., as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JURAT

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on

this 10 day of May, 20 06,

by Gary L. Kaltenbach

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ESI1
ROSEMARY J. FERGUSON
COMM. #1645008
Notary Public-California
ORANGE COUNTY
My Comm. Exp. Feb 19, 2010
ESI1

(seal) Signature

# COLDBROOKE FINANCIAL SERVICES, INC.

**FINANCIAL STATEMENTS**
**AND**
**INDEPENDENT AUDITOR'S REPORT**
**FOR THE YEAR ENDED**
**March 31, 2006**

CARLSON
&
SMITH LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
21900 BURBANK BOULEVARD, SUITE 200
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Coldbrooke Financial Services, Inc.

We have audited the accompanying statement of financial condition of Coldbrooke Financial Services, Inc. a California corporation as of March 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coldbrooke Financial Services, Inc. at March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlson + Smith LLP

Woodland Hills, California

May 26, 2006

## COLDBROOKE FINANCIAL SERVICES, INC.
## STATEMENT OF FINANCIAL CONDITION
## March 31, 2006

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 28,795 |
| Other assets | | 24,196 |
| | $ | 52,991 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Income taxes payable, including deferred taxes | $ | 45 |
| Total liabilities | | 45 |
| Stockholder's Equity: | | |
| Class A common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares | | 1,000 |
| Class B common stock, no par value, authorized 990,000 shares, issued and outstanding 9,000 shares | | 9,000 |
| Retained earnings | | 42,946 |
| Total stockholder's equity | | 52,946 |
| | $ | 52,991 |

See accompanying notes and auditor's report.

**COLDBROOKE FINANCIAL SERVICES, INC.**
**STATEMENT OF OPERATIONS**
**For the Year Ended March 31, 2006**

| | | |
|---|---|---|
| Revenues | | |
| Interest and dividends | $ | 16 |
| Other income | | 3,144,150 |
| | | 3,144,166 |
| Expenses | | |
| Salaries and benefits for voting stockholder officer | | 625,684 |
| Other employee compensation and benefits | | 2,433,199 |
| Occupancy | | 39,340 |
| Communications and data processing | | 918 |
| Other expenses | | 68,142 |
| | | 3,167,283 |
| Income (Loss) before income taxes | | (23,117) |
| Provision for income taxes | | 1,805 |
| Net income | $ | (24,922) |
| Basic earnings per share | $ | (2) |

See accompanying notes and auditor's report

# COLDBROOKE FINANCIAL SERVICES, INC.
# STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
# For the Year Ended March 31, 2006

| | Capital Stock | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Common Class A | | | Common Class B | | | | | | |
| | Shares | | Amount | Shares | | Amount | | Retained Earnings | | Total Stockholder's Equity |
| Balance at March, 31 2005 | 1,000 | $ | 1,000 | 9,000 | $ | 9,000 | $ | 67,868 | $ | 77,868 |
| Net income (loss) | | | | | | | | (24,922) | | (24,922) |
| Balance at March, 31 2006 | 1,000 | $ | 1,000 | 9,000 | $ | 9,000 | $ | 42,946 | $ | 52,946 |

See accompanying notes and auditor's report

**COLDBROOKE FINANCIAL SERVICES, INC.**
**STATEMENT OF CASH FLOWS**
**For the Year Ended March 31, 2006**

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income (loss) | | ($ 24,922) |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| (Increase) decrease in operating assets | | |
| Other assets | ( 4,780) | |
| Increase (decrease) in operating liabilities | | |
| Income tax payable | ( 6,595) | |
| Total adjustments | | ( 11,375) |
| Net cash used for operating activities | | ( 36,297) |
| Cash Flows From Investing Activities | | |
| Proceeds from collection of advance to shareholder | 46,845 | |
| Net cash provided by investing activities | | 46,845 |
| Net increase in cash | | 10,548 |
| Cash, April 1, 2005 | | 18,247 |
| Cash, March 31, 2006 | | $ 28,795 |

See accompanying notes and auditor's report

**Coldbrooke Financial Services, Inc.**
**Notes to Financial Statements**
**March 31, 2006**

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Coldbrooke Financial Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

### (a) Business Activity

The Company is a registered limited broker dealer created to facilitate in the payment of commissions to registered representatives of Signator Investors, Inc. generated by the sale of John Hancock variable life and variable annuity products. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The Company receives overrides from the domestic sale of John Hancock Variable Life Insurance Company products but does not participate in or facilitate their sale. As a broker dealer, the Company has only one registered representative and no non-registered employees. The Company does not anticipate selling any products to the general public or having any customer accounts.

### (b) Revenue and Cost Recognition

The Company recognizes revenue for overrides as they are earned. The commissions earned by the registered representatives of Signator Investors, Inc. who are employed by the related entity wholly owned by the shareholder of the Company are recorded as income of the company when received. The commissions are paid to the related company on the same day they are received and they are also recorded as expenses of the Company as they are paid. Period expenses are recognized when incurred.

### (c) Accounts Receivable

An allowance for doubtful accounts is provided equal to the estimated loss of collection to be incurred in the collection of all accounts. At March 31, 2006, the allowance for doubtful accounts was zero.

### (d) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

### (e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Those estimates include an allowance, if any, for uncollectible accounts.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### (f) Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *Accounting for Income Taxes*. SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities.

## NOTE 2 – CASH & CASH EQUIVALENTS

Following is a summary of cash and cash equivalents at March 31, 2006:

| | |
|---|---|
| Cash in bank | $ 28,795 |
| John Hancock US Government Cash Reserve Fund | 0 |
| Total | $ 28,795 |

## NOTE 3 – INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of income are as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $(1,049) | $0 | $(1,049) |
| State and local | 2,854 | 0 | 2,854 |
| | $ 1,805 | 0 | $ 1,805 |

During the fiscal year ended March 31, 2006, $3,460 was paid in federal taxes and $800 was paid to the California Franchise Tax Board in state income taxes for the current fiscal year. There was an overpayment in federal taxes of $4,779 and an overpayment of $1 in California state income taxes from the previous year applied to the current year, which, due to the cash payments made, has been applied to the following fiscal year. There was also an income tax liability to the state of Arizona in the amount of $45 at March 31, 2006.

## NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company's cash funds are located in a single financial institution. Cash accounts at the bank are insured by the FDIC for up to $100,000. At March 31, 2006, the Company's cash balance did not exceed the insured limit. The Company had invested in government backed money market funds which are not insured by the FDIC; however, the full amount was redeemed before the end of the current fiscal year.

## NOTE 5 – COMMON STOCK

The Company is authorized to issue and has issued two classes of common stock: Class A common stock, a type of voting stock, and Class B common stock, a type of non-voting stock.

## NOTE 6 – BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the year. Diluted earnings per share are not presented because the Company has issued no common shares bearing any potential for dilution.

## NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a specified minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2006, the Company had net capital of $28,750, which was $23,750 greater than its required net capital of $5,000. The Company's net capital ratio was 0.002 to 1.

## NOTE 8 – MAJOR CUSTOMERS/PRODUCTS

Ninety-nine and one-half percent of the Company's revenue is derived from sales of a variety of products offered by one major insurance company. If that insurance company goes bankrupt or undergoes substantial change, it could adversely affect the Company's operations. However, with resources currently available to the Company, the Company should be able to change its operation and sell variety of other products from other insurance companies within a very short time.

## NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with another company wholly owned by the shareholder. Under this agreement, the Company pays this related entity a monthly administrative fee for services performed by employees of the related entity, rent for office space, telephone costs, and the cost of office furniture and equipment usage. The fees are determined from time to time in accordance with a formula developed by a third party on a reasonable basis. The terms of the agreement will remain in effect until the agreement is cancelled in writing by either party or the related party's contract with John Hancock Life Insurance Company is terminated. These agreements will be cancelled and new ones drafted shall the current terms materially change. For the fiscal year ended March 31, 2006, the Company paid $36,000 in administrative fees, $27,940 in rent, $918 in telephone, and $11,400 in furniture and equipment usage.

**SCHEDULE I**

# COLDBROOKE FINANCIAL SERVICES, INC.
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## As of March 31, 2006

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity | $ | 52,946 |
| Deduct stockholder's equity not allowable for net capital | | 0 |
| Total stockholder's equity qualified for net capital | | 52,946 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | 0 |
| Other allowable credits | | 0 |
| Total capital and other allowable credits | | 52,946 |
| Nonallowable assets: | | |
| Advances to shareholder | | (19,416) |
| Prepaid income taxes | | (4,780) |
| Net Capital before haircuts | | 28,750 |
| Haircuts on securities | | 0 |
| Net Capital | $ | 28,750 |
| **Aggregate indebtedness** | | |
| Income taxes payable | $ | 45 |
| Total liabilities included in the financial statement | | 45 |
| Total aggregate indebtedness | $ | 45 |
| Minimum net capital required based on aggregate indebtedness | $ | 3 |
| Minimum dollar requirement | $ | 5,000 |
| Net capital required | $ | 5,000 |
| Excess net capital | $ | 23,750 |
| Excess net capital at 1,000 percent | $ | 28,746 |
| Ratio: aggregate indebtedness to net capital | | 0.002 to 1 |

**Reconciliation with company's computation (included in Part II of Form X-17A-5 as of March 31, 2006)**

| | | |
|---|---|---|
| Net Capital as reported in Company's Part IIA (unaudited) FOCUS report | | 24,717 |
| Audit adjustment to record corporate income taxes payable | | (45) |
| Audit adjustment to increase allowable asset | | 4,078 |
| Net Capital as reported above | $ | 28,750 |

See accompanying notes and auditor's report

**COLDBROOKE FINANCIAL SERVICES, INC.**
**SUPPLEMENTARY INFORMATION**
**As of March 31, 2006**

**1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:**

Not applicable because the company is exempt under Rule 15c3-3 section (k) (1)
- limited business (variable annuities only)

**2. Information Relating to Possession or Control Requirements under Rule 15c3-3:**

Not applicable because the company is exempt under Rule 15c3-3 section (k) (1)
- limited business (variable annuities only)

CARLSON
&
SMITH LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
21900 BURBANK BOULEVARD, SUITE 200
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439

# INTERNAL CONTROL REPORT



Board of Directors
Coldbrooke Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Coldbrooke Financial Services, Inc. for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e) on the required reserve. Because the Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carlson + Smith LLP

Woodland Hills, California
May 26, 2006